SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        On January 5, 2004 the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Exhibit 1

ELBIT VISION SYSTEMS LTD.

BUSINESS NEWS

IMMEDIATE RELEASE

ELBIT VISION SYSTEMS LTD. ANNOUNCES COMPLETION OF APPROXIMATELY $2,300,000 PRIVATE EQUITY INVESTMENT

•	INVESTMENTS TO ENSURE COMPLIANCE WITH NASDAQ EQUITY REQUIREMENTS

Yoqneam, Israel, January 5, 2004, – Elbit Vision Systems Ltd. (Nasdaq: EVSNF.OB) announced today that it has completed a series of private equity investments in the Company for an aggregate sum of approximately $2,300,000. The investment was made by a group of new shareholders led by Meitav Capital (www.meitav.co.il ). The investors will receive 3,400,000 shares at a price of $0.68 per share and two-year warrants to purchase 850,000 shares at an exercise price of $0.85 per share. The new investors will not participate in the warrant distribution approved by the Company’s shareholders in October 2003 as part of the previously reported plan of arrangement. Following the completion of these investments the Company will be in compliance with the Nasdaq SmallCap Market’s minimum shareholder equity listing requirement. It is expected that during February 2004, the Nasdaq Review Council will decide whether the Company’s shares will be relisted on the Nasdaq’ SmallCap Market.

Mr. Avner Stepak, VP Business development of Meitav Group said: “We decided to lead the financing investment in EVS as part of our policy to invest in companies during their turn around process. We believe that EVS’ strategic decision to leverage its know-how for use in microelectronics and LCD inspection will enable the company to increase its revenues and profitability and to become a player in the emerging new markets of LCD inspection.

Mr. Yaky Yanay, CFO of EVS said: “We are delighted that so many new investors have shown their confidence in the company, its current business and its ambitious plans for expansion into the field of automated vision inspection in the micro-electronics and LCD industries. We hope that in the light of the steps that we have taken to attain compliance with Nasdaq’s minimum shareholder equity requirements, Nasdaq’s Review Council will determine to relist the Company’s shares on the Nasdaq SmallCap Market.

About Meitav Capital:
Meitav Capital is the investment banking arm of the Israeli Meitav Group. Meitav is one of Israel’s largest private investment houses managing over 700Mil$ in mutual funds and portfolios. Meitav enjoys a large research department and employs several asset managers. Meitav is also a leading provider of financial information to all the leading Israeli newspapers.

About the Company:
Elbit Vision Systems Limited designs, develops, manufactures, markets and supports automatic optical inspection and quality monitoring systems for the industrial web and micro electronic industries. Company products lines improve product quality and increase production efficiency in the textile, automotive, non-woven, plastics. wafers and LCD industries.

Contact: Mr. - Yaky Yanay -VP Finance and CFO, Elbit Vision Systems Ltd, Yaky@evs.co.il 972-4-993-6418

Forward looking statements in this release with respect to the Company’s business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. BY: /S/ Yaky Yanay —————————————— Yaky Yanay Chief Financial Officer

Dated: January 7, 2004